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                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                    ----------------------------------

                     RULE 13E-3 TRANSACTION STATEMENT
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                    ----------------------------------

                          MYCOGEN CORPORATION
                          (Name of the Issuer)

                        THE DOW CHEMICAL COMPANY
                          ROFAN SERVICES INC.
                            CENTEN AG INC.
                          DOW AGROSCIENCES LLC
                                 and
                     AGROSCIENCES ACQUISITION INC.
                 (Name of Person(s) Filing Statement)

                             COMMON STOCK
                      PAR VALUE $0.001 PER SHARE
       (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                    (Title of Class of Securities)

                             628452 10 4
                (CUSIP Number of Class of Securities)

       John Scriven              Jane M. Gootee         Brian G. Taylorson
  Vice President, General        Vice President              President
   Counsel and Secretary       Rofan Services Inc.         Centen Ag Inc.
  The Dow Chemical Company       2030 Dow Center          2030 Dow Center
      2030 Dow Center        Midland, Michigan 48674  Midland, Michigan 48674
  Midland, Michigan 48674         (517) 636-1000           (517) 636-1000
       (517) 636-1000

                 Louis W. Pribila             Brian G. Taylorson
            Vice President, Secretary              President
               and General Counsel         AgroSciences Acquisition Inc.
              Dow AgroSciences LLC               2030 Dow Center
              9330 Zionsville Road           Midland, Michigan 48674
           Indianapolis, Indiana 46268           (517) 636-1000
                 (317) 337-3000

                                 with a copy to:

                                 Scott J. Davis
                                James T. Lidbury
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                             Chicago, Illinois 60603
                                 (312) 782-0600
             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):
     a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.
     b. / / The filing of a registration statement under the Securities Act of 1933.
     c.   /X/  A tender offer.
     d.   / /  None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /
                              CALCULATION OF FILING FEE

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Transaction Valuation*                   Amount of Filing Fee
--------------------------------------------------------------------------
$374,232,918                                    $74,847
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
* For purposes of calculating the filing fee only. This amount assumes the purchase of 11,532,381 shares of common stock (the "Shares") of the subject company at $28.00 in cash per Share as well as the purchase of 3,568,635 Shares subject to outstanding options at $28.00 per Share less the average exercise price per Share subject to such options of $13.6174.
     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

/X/  Amount Previously Paid:       $74,847
     Form or Registration Number:  Schedule 14D-1.
     Filing Party:                 The Dow Chemical Company, Rofan Services
                                   Inc., Centen Ag Inc., Dow AgroSciences LLC
                                   and AgroSciences Acquisition Inc.
     Date Filed:                   September 4, 1998.
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

                           INTRODUCTION

     This Rule 13e-3 Transaction Statement (the "Statement") is being filed by The Dow Chemical Company ("TDCC"), Rofan Services Inc. ("Rofan"), Centen Ag Inc. ("Centen"), AgroSciences Acquisition Inc. ("Purchaser") and Dow AgroSciences LLC ("Parent"). Rofan and Centen are wholly owned subsidiaries of TDCC, a public corporation whose stock is traded on the NYSE. Rofan and Centen own 63% and 37%, respectively, of the interests of Parent. Parent owns 69% of the common stock of Purchaser, and Centen owns the remaining 31% of the common stock of Purchaser. Parent holds approximately 68.3% of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Mycogen Corporation (the "Company"). This Statement relates to a proposed merger (the "Merger") in which Purchaser would merge with and into the Company and the Shares other than those Shares held by Parent or Purchaser would be converted into the right to receive $28.00 per Share in cash.

     The following cross reference sheet is being supplied pursuant to General Instruction F to the Statement and shows the location in the Offer to Purchase dated September 4, 1998 (the "Offer to Purchase") filed as
Exhibit 99(d)(1) hereto by the Purchaser with the Securities and Exchange Commission on the date hereof, of the information required to be included in response to the items of this Statement. The information set forth in the Offer to Purchase, which is attached hereto as Exhibit 99(d)(1), is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Offer to Purchase.

                             CROSS REFERENCE SHEET


ITEM IN SCHEDULE 13E-3                          WHERE LOCATED IN SCHEDULE 14D-1
----------------------                          -------------------------------

Item 1(a)-(c) . . . . . . . . . . . . . . . .   Item 1(a)-(c)
Item 1(d)-(f) . . . . . . . . . . . . . . . .   *
Item 2. . . . . . . . . . . . . . . . . . . .   Item 2
Item 3(a)(1). . . . . . . . . . . . . . . . .   Item 3(a)(1)
Item 3(a)(2). . . . . . . . . . . . . . . . .   Item 3(b)
Item 3(b) . . . . . . . . . . . . . . . . . .   *
Item 4. . . . . . . . . . . . . . . . . . . .   *
Item 5(a)-(e) . . . . . . . . . . . . . . . .   Item 5(a)-(e)
Item 5(f) . . . . . . . . . . . . . . . . . .   Item 5(g)
Item 5(g) . . . . . . . . . . . . . . . . . .   *
Item 6(a) . . . . . . . . . . . . . . . . . .   Item 4(a)
Item 6(b) . . . . . . . . . . . . . . . . . .   *
Item 6(c)-(d) . . . . . . . . . . . . . . . .   Item 4(b)-(c)
Item 7(a) . . . . . . . . . . . . . . . . . .   Item 5
Item 7(b)-(d) . . . . . . . . . . . . . . . .   *
Item 8. . . . . . . . . . . . . . . . . . . .   *
Item 9. . . . . . . . . . . . . . . . . . . .   *
Item 10 . . . . . . . . . . . . . . . . . . .   Item 6
Item 11 . . . . . . . . . . . . . . . . . . .   Item 7
Item 12 . . . . . . . . . . . . . . . . . . .   *
Item 13 . . . . . . . . . . . . . . . . . . .   *
Item 14 . . . . . . . . . . . . . . . . . . .   *
Item 15(a). . . . . . . . . . . . . . . . . .   *
Item 15(b). . . . . . . . . . . . . . . . . .   Item 8
Item 16 . . . . . . . . . . . . . . . . . . .   Schedule 14D-1
Item 17(a). . . . . . . . . . . . . . . . . .   Item 11(b)
Item 17(b). . . . . . . . . . . . . . . . . .   *
Item 17(c). . . . . . . . . . . . . . . . . .   Item 11(c)
Item 17(d). . . . . . . . . . . . . . . . . .   *
Item 17(e). . . . . . . . . . . . . . . . . .   *
Item 17(f). . . . . . . . . . . . . . . . . .   Not Applicable

-----------------
*     This information is provided only in this Schedule 13E-3.

ITEM 1.       ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name of the subject company is Mycogen Corporation, a corporation organized under the laws of California (the "Company"), which has its principal executive offices at 5501 Oberlin Drive, San Diego, California 92121. Capitalized terms used in this Schedule 13E-3 and not defined herein shall have the meanings set forth in the Offer to Purchase dated September 4, 1998 (the "Offer to Purchase") attached hereto as Exhibit 99(d)(1).

     (b) The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

     (c)-(d) and (f) The information set forth in "The Tender Offer - 6. Price Range of the Shares" of the Offer to Purchase is incorporated herein by reference.

     (e)      Not Applicable.


ITEM 2.       IDENTITY AND BACKGROUND.

     (a)-(d) and (g) The information set forth in "Introduction," "The Tender Offer - 8. Certain Information Concerning Purchaser, Parent and Certain Affiliates of Parent" and Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither The Dow Chemical Company, a Delaware corporation, nor Rofan Services Inc., a Delaware corporation, nor Centen Ag Inc., a Delaware corporation, nor Dow AgroSciences LLC, a Delaware limited liability company ("Parent"), nor AgroSciences Acquisition Inc., a Delaware corporation ("Purchaser") and a majority-owned subsidiary of Parent, nor, to the best of their knowledge, any of the individuals listed in "The Tender Offer - 8. Certain Information Concerning Purchaser, Parent and Certain Affiliates of Parent" or in Schedule I of the Offer to Purchase has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.       PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) The information set forth in "The Tender Offer - 8. Certain Information Concerning Purchaser, Parent and Certain Affiliates of Parent" and "The Tender Offer - 9. Background of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "The Tender Offer -- 9. Background of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.       TERMS OF THE TRANSACTION.

     The information set forth in "Introduction" and "The Tender Offer -- 10. Purpose of the Offer; The Merger Agreement" of the Offer to Purchase is
incorporated herein by reference.

ITEM 5.       PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     The information set forth in "The Tender Offer--9. Background of the Offer," "The Tender Offer--10. Purpose of the Offer; The Merger Agreement" and "The Tender Offer -- 12. Certain Effects of the Offer; Exchange Act Registration; Filing Requirements" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.       SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in "The Tender Offer - 11. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "The Tender Offer -- 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

     (c)-(d)  None.

ITEM 7.       PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     The information set forth in "The Tender Offer -- 5. Certain Tax Consequences," "The Tender Offer -- 9. Background of the Offer," "The Tender
Offer -- 10.   Purpose of the Offer; The Merger Agreement" and "The Tender
Offer -- 12. Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.       FAIRNESS OF THE TRANSACTION.

     (a)-(b) and (d)-(e)   The information set forth in "Recommendation of the
Company's Board of Directors" and "The Tender Offer -- 9. Background of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (c) The Merger is structured to require the approval of at least a majority of the unaffiliated security holders.

     (f)      Not Applicable.

ITEM 9.       REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     The information set forth in "Recommendation of the Company's Board of Directors," "The Tender Offer -- 9. Background of the Offer" and "The Tender Offer -- 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.      INTEREST IN SECURITIES OF THE ISSUER.

                                               SHARES
                                            BENEFICIALLY   PERCENTAGE
          NAME                                 OWNED       OF CLASS
          -----------------------           -------------  -----------
(a)-(b)   The Dow Chemical Company           24,766,157      68.3%
          2030 Dow Center
          Midland, MI 48674
          (517) 636-1000

          Rofan Services, Inc.               24,766,157      68.3%
          2030 Dow Center
          Midland, MI 48674
          (517) 636-1000

          Centen Ag Inc.                              0         0%
          2030 Dow Center
          Midland, MI 48674
          (517) 636-1000

          Dow AgroSciences LLC               24,766,157      68.3%
          9330 Zionsville Road
          Indianapolis, IN 46268
          (317) 337-3000

          AgroSciences Acquisition Inc.               0         0%
          2030 Dow Center
          Midland, MI 48674
          (517) 636-1000

     The information set forth in "The Tender Offer--6. Price Range of the Shares" and "The Tender Offer--8. Certain Information Concerning Purchaser, Parent and Certain Affiliates of Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "The Tender Offer - 8. Certain Information Concerning Purchaser, Parent and Certain Affiliates of Parent," "The Tender Offer--9. Background of the Offer" and "The Tender Offer - 10. Purpose of the Offer; Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) The information set forth in "The Tender Offer--8. Certain Information Concerning Purchaser, Parent and Certain Affiliates of Parent" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "The Tender Offer--9. Background of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 13.      OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in "The Tender Offer -- 10. Purpose of the Offer; The Merger Agreement" is incorporated herein by reference.

     (b)      Not applicable.

     (c)      Not applicable.

ITEM 14.      FINANCIAL INFORMATION.

     The information set forth in "The Tender Offer -- 7. Certain Information Concerning the Company" and "The Tender Offer--8. Certain Information Concerning Purchaser, Parent and Certain Affiliates of Parent" of the Offer to Purchase and the Company's Annual Report on Form 10-K for the year ended August 31, 1997, and the Company's Quarterly Reports on Form 10-Q for the quarters ended November 30, 1997, February 28, 1998, and May 31, 1998, is incorporated herein by reference.

ITEM 15.      PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in "The Tender Offer -- 10. Purpose of the Offer; Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "The Tender Offer -- 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 16.      ADDITIONAL INFORMATION.

     Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits 99(d)(1) and 99(d)(2), respectively, and which are incorporated herein in their entirety by reference.

ITEM 17.            MATERIAL TO BE FILED AS EXHIBITS.
(a) and (f) . . .   Not Applicable.
(b)-(e) . . . . .   A list of exhibits filed with this Schedule 13E-3
                    is set forth on the Exhibit Index immediately
                    following the signature page of this Schedule 13E-3
                    and is incorporated herein by reference.

                                SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 4, 1998.    THE DOW CHEMICAL COMPANY


                              By /s/ G. MICHAEL LYNCH
                                 --------------------------------------
                                 Name:  G. Michael Lynch
                                 Title: Vice President and Controller


                              ROFAN SERVICES INC.


                              By /s/ J. PEDRO REINHARD
                                 --------------------------------------
                                 Name: J. Pedro Reinhard
                                 Title: President


                              CENTEN AG INC.


                              By /s/ BRIAN G. TAYLORSON
                                 --------------------------------------
                                 Name: Brian G. Taylorson
                                 Title: President


                              DOW AGROSCIENCES LLC


                              By /s/ LOUIS W. PRIBILA
                                 --------------------------------------
                                 Name: Louis W. Pribila
                                 Title: Vice President, Secretary and
                                        General Counsel


                              AGROSCIENCES ACQUISITION INC.


                              By /s/ BRIAN G. TAYLORSON
                                 --------------------------------------
                                 Name: Brian G. Taylorson
                                 Title: President

                                 EXHIBIT INDEX

                                                                                  SEQUENTIALLY
  EXHIBIT NO.                   DESCRIPTION                                       NUMBERED PAGE
 ------------                   -----------                                      ---------------
  99(b)(1)          Salomon Smith Barney Report to Dow AgroSciences LLC
                    dated August 3, 1998.
  99(b)(2)          Wasserstein Perella & Co., Inc. Report to the Special
                    Committee of Mycogen Corporation dated August 3, 1998.
  99(b)(3)          Wasserstein Perella & Co., Inc. Report to the Special
                    Committee of Mycogen Corporation dated August 31, 1998.
  99(b)(4)          Opinion of Wasserstein Perella & Co., Inc. to the Special
                    Committee of Mycogen Corporation dated August 31, 1998
                    (Incorporated herein by reference from Schedule III to the
                    Offer to Purchase).
  99(c)(1)          Agreement and Plan of Merger among Mycogen Corporation,
                    Dow AgroSciences LLC and AgroSciences Acquisition Inc.
                    dated as of August 31, 1998. (Incorporated herein by
                    reference from Exhibit 99.1 to Amendment No. 15 to
                    Schedule 13D filed September 1, 1998).
  99(c)(2)          Confidentiality Agreement among Mycogen Corporation, The
                    Dow Chemical Company and Dow AgroSciences LLC dated July
                    16, 1998.
  99(c)(3)          Exchange and Purchase Agreement among Mycogen
                    Corporation, Agrigenetics, Inc., DowElanco and United
                    AgriSeeds, Inc. dated as of January 15, 1996
                    (Incorporated herein by reference from Exhibit 99(a)(1)
                    to Schedule 13D filed January 25, 1996).
  99(c)(4)          Amendment to Exchange and Purchase Agreement between
                    Mycogen Corporation and Dow AgroSciences LLC dated as of
                    July 22, 1998 (Incorporated herein by reference from
                    Exhibit 99(1) to Amendment No. 14 to Schedule 13D filed
                    July 23, 1998).
  99(c)(5)          Technology Agreement among Mycogen Corporation,
                    Agrigenetics, Inc. and DowElanco dated as of February
                    19, 1996 (Incorporated herein by reference from Exhibit B
                    to Exhibit 99(a)(1) to Schedule 13D filed January 25,
                    1996).
  99(c)(6)          Brassica License and Research Agreement between Dow
                    Elanco Canada and Mycogen Corporation dated October 30,
                    1997.
  99(c)(7)          Restated Loan Agreement between Dow AgroSciences LLC and
                    Mycoyen S.A. dated May 15, 1998.
  99(c)(8)          Loan Agreement between Dow Elanco and Mycogen Corporation
                    dated as of April 1, 1997 (the "Dow Loan Agreement").
  99(c)(9)          Amendment No. 1 to Dow Loan Agreement dated as of
                    September 29, 1997.
  99(c)(10)         Amendment No. 2 to Dow Loan Agreement dated as of
                    November 14, 1997.
  99(c)(11)         Amendment No. 3 to Dow Loan Agreement dated as of
                    November 18, 1997.
  99(c)(12)         Amendment No. 4 to Dow Loan Agreement dated as of April
                    6, 1998.
  99(c)(13)         Amendment No. 5 to Dow Loan Agreement dated as of October
                    1, 1997.
  99(c)(14)         Loan Agreement between Mycogen Corporation and DowElanco
                    dated as of April 1, 1997 (the "Mycogen Loan Agreement").
  99(c)(15)         Amendment No. 1 to Mycogen Loan Agreement dated as of
                    April 6, 1998.
  99(c)(16)         Amendment No. 2 to Mycogen Loan Agreement dated as of
                    October 1, 1997.
  99(c)(17)         Memorandum of Understanding dated September 3, 1998.
  99(d)(1)          Offer to Purchase dated September 4,
                    1998.
  99(d)(2)          Form of Letter of Transmittal.
  99(d)(3)          Form of Notice of Guaranteed Delivery.
  99(d)(4)          Form of Letter to Brokers, Dealers,
                    Commercial Banks, Trust Companies and
                    other Nominees dated September 4, 1998.
  99(d)(5)          Form of Letter to Clients for use by
                    Brokers, Dealers, Commercial Banks,
                    Trust Companies and other Nominees.
  99(d)(6)          Form of Option Election.
  99(d)(7)          Form of Stock Purchase Election.
  99(d)(8)          Form of Restricted Stock Election.
  99(d)(9)          Guidelines for Certification of
                    Taxpayer Identification Number on
                    Substitute Form W-9.
  99(d)(10)         Form of Summary Advertisement.
  99(e)(1)          Chapter 13 of the California General Corporation Law
                    (Incorporated herein by reference from Schedule II to
                    the Offer to Purchase).
  99(g)(1)          Complaint filed in Susser v. Mycogen Corporation et al.
                    (Superior Court of the State of California, County of San
                    Diego, filed May 1, 1998).
  99(g)(2)          Complaint filed in Harbor Finance Partners v. Mycogen
                    Corporation et al. (Superior Court of the State of
                    California, County of San Diego, filed May 1, 1998).
  99(g)(3)          Complaint filed in Ellis Investments, Ltd. v.
                    Eibl et al. (Superior Court of the State of California,
                    County of San Diego, filed May 1, 1998).
  99(g)(4)          Complaint filed in Kolb v. Mycogen Corporation et al.
                    (Superior Court of the State of California, County of San
                    Deigo, filed May 5, 1998).
  99(g)(5)          Complaint filed in Anderson v. Mycogen Corporation et al.
                    (Superior Court of the State of California, County of
                    San Diego, filed May 5, 1998).
  99(g)(6)          Complaint filed in Boettcher v. Mycogen Corporation et al.
                    (Superior Court of the State of California, County of San
                    Diego, filed May 8, 1998).
  99(g)(7)          Complaint filed in Verrone v. Mycogen Corporation et al.
                    (Superior Court of the State of California, County of San
                    Diego, filed May 15, 1998).
  99(g)(8)          Order of Consolidation entered in Susser v. Mycogen
                    Corporation et al. (Superior Court of State of
                    California, County of San Diego, entered June 22, 1998).